UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)

                           MAGNA ENTERTAINMENT CORP.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                       CLASS A SUBORDINATE VOTING STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  559211 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Edward C. Hannah
                              MI Developments Inc.
                                 337 Magna Drive
                             Aurora, Ontario L4G 7K1
                                 (905) 713-6322

                                 with copies to:

           Kenneth G. Alberstadt                       Scott M. Freeman
    Law Office of Kenneth G. Alberstadt         Sidley Austin Brown & Wood LLP
         111 Broadway, 18th Floor                     787 Seventh Avenue
         New York, New York 10006                  New York, New York 10019
              (212) 404-7566                            (212) 839-5300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 16, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__]*
* Two of the filing persons, MI Developments Inc. and 1346457 Ontario Inc., have previously filed a statement on Schedule 13G pursuant to Rule 13d-1(d).

CUSIP NO. 559211 10 7                   13D                         Page 2 of 15
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FRANK STRONACH
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a) [_]
                                (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)             [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Austria
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

  NUMBER OF                     64,494,022
  SHARES          --------------------------------------------------------------
  BENEFICIALLY    8    SHARED VOTING POWER
  OWNED BY
  EACH                           3,682,515
  REPORTING       --------------------------------------------------------------
  PERSON          9    SOLE DISPOSITIVE POWER
  WITH
                                64,494,022
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                                 3,682,515
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     68,176,537
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO. 559211 10 7                   13D                         Page 3 of 15
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     STRONACH TRUST
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a)  [_]
                                (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)             [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

  NUMBER OF                     62,846,732
  SHARES          --------------------------------------------------------------
  BENEFICIALLY    8    SHARED VOTING POWER
  OWNED BY
  EACH                          0
  REPORTING       --------------------------------------------------------------
  PERSON          9    SOLE DISPOSITIVE POWER
  WITH
                                62,846,732
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     62,846,732
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO

CUSIP NO. 559211 10 7                   13D                         Page 4 of 15
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     445327 ONTARIO LIMITED
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a)  [_]
                                (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)             [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

  NUMBER OF                     62,846,732
  SHARES          --------------------------------------------------------------
  BENEFICIALLY    8    SHARED VOTING POWER
  OWNED BY
  EACH                          0
  REPORTING       --------------------------------------------------------------
  PERSON          9    SOLE DISPOSITIVE POWER
  WITH
                                62,846,732
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     62,846,732
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP NO. 559211 10 7                   13D                         Page 5 of 15
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BERGENIE ANSTALT
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a) [_]
                                (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)            [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Liechtenstein
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

  NUMBER OF                     64,494,022
  SHARES          --------------------------------------------------------------
  BENEFICIALLY    8    SHARED VOTING POWER
  OWNED BY
  EACH                           3,682,515
  REPORTING       --------------------------------------------------------------
  PERSON          9    SOLE DISPOSITIVE POWER
  WITH
                                64,494,022
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                                 3,682,515
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     68,176,537
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

CUSIP NO. 559211 10 7                   13D                         Page 6 of 15
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FAIR ENTERPRISE LIMITED
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a) [_]
                                (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)             [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Jersey, Channel Islands
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

  NUMBER OF                     3,682,515
  SHARES          --------------------------------------------------------------
  BENEFICIALLY    8    SHARED VOTING POWER
  OWNED BY
  EACH                          0
  REPORTING       --------------------------------------------------------------
  PERSON          9    SOLE DISPOSITIVE POWER
  WITH
                                3,682,515
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,682,515
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

CUSIP NO. 559211 10 7                   13D                         Page 7 of 15
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     MI DEVELOPMENTS INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a)  [_]
                                (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)             [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

  NUMBER OF                     62,828,384
  SHARES          --------------------------------------------------------------
  BENEFICIALLY    8    SHARED VOTING POWER
  OWNED BY
  EACH                          0
  REPORTING       --------------------------------------------------------------
  PERSON          9    SOLE DISPOSITIVE POWER
  WITH
                                62,828,384
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     62,828,384
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP NO. 559211 10 7                   13D                         Page 8 of 15
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     1346457 ONTARIO INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a)  [_]
                                (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)             [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

  NUMBER OF                     5,212,911
  SHARES          --------------------------------------------------------------
  BENEFICIALLY    8    SHARED VOTING POWER
  OWNED BY
  EACH                          0
  REPORTING       --------------------------------------------------------------
  PERSON          9    SOLE DISPOSITIVE POWER
  WITH
                                5,212,911
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,212,911
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP NO. 559211 10 7                   13D                         Page 9 of 15

Introduction

This Amendment No. 3 (this "Amendment") further amends the amended and restated Statement on Schedule 13D (the "Statement"), filed by Frank Stronach, the Stronach Trust, 445327 Ontario Limited ("445327"), Bergenie Anstalt ("Bergenie"), MI Developments Inc. ("MID") and 1346457 Ontario Inc. ("1346457") on July 13, 2004 with respect to shares of the Class A Subordinate Voting Stock, par value $0.01 per share (the "MECA Shares"), of Magna Entertainment Corp., a Delaware company (the "Company"). This Amendment is being filed in order to (i) disclose the exercise by Fair Enterprise Limited ("Fair Enterprise") of its right to repurchase (the "Fair Enterprise Purchase Right") the 3,682,515 MECA Shares (the "Purchased Shares") held by MID that Fair Enterprise sold to MID pursuant to a Share Purchase Agreement dated as of July 12, 2004 between Fair Enterprise and MID (the "Purchase Agreement"), (ii) disclose that MID has decided not to proceed with its proposed offer to acquire all the outstanding MECA Shares not currently owned, directly or indirectly, by MID and (iii) add Fair Enterprise as a reporting person with respect to the Statement.

All information in this Amendment relating to Frank Stronach, the Stronach Trust, 445327, Bergenie or Fair Enterprise has been furnished by these entities and MID and 1346457 disclaim any responsibility for the accuracy or completeness thereof.

Item 2.  Identity And Background

(a) Fair Enterprise is added as a reporting person with respect to the Statement.

(b) The principal business address of Fair Enterprise is 1 Seaton Place St. Helier, Jersey Channel Island IE4 8YJ.

(c) Fair Enterprise is an estate planning vehicle for the Stronach family. Fair Enterprise acquires, holds and votes securities of the Company. Bergenie owns all the outstanding shares of Fair Enterprise.

        Set forth on Schedule A to this Statement is the name, business address, present principal occupation or employment, the principal business of any corporation or other organization in which such employment is conducted and the citizenship for each director and executive officer of Fair Enterprise pursuant to Items 2(a), (b) and
        (c) of Schedule 13D, which schedule is incorporated herein by reference.

        On August 19, 2004, the Honorable William G. Davis resigned his position as a director of MID. On August 21, 2004, the Honorable Brian Tobin resigned his position as Chief Executive Officer and Director of MID. On August 30, 2004, Andrew Bliss resigned his position as Executive Vice President and Chief Operating Officer of MID. MID has appointed three new directors:

             Name                             Occupation
             ----                             ----------

        Dennis Mills                Vice-Chairman, MID
        Douglas Young               Chairman, Summa Strategies Canada, Inc.
        William Thomas Hodgson      President, Strategic Analysis Corporation

        All three are citizens of Canada.

        On August 30, 2004, John Smoretti was appointed as Chief Executive Officer of MID.

(d)-(e) During the last five years, neither Fair Enterprise nor, to its knowledge, any person named on Schedule A has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Fair Enterprise is a corporation organized under the laws of Jersey, Channel Islands.

Except as set forth above, Item 2 of the Statement is unchanged.

Item 3.  Source and Amount of Funds or Other Consideration

CUSIP NO. 559211 10 7                   13D                        Page 10 of 15

Pursuant to the Purchase Agreement, on July 12, 2004 and subject to the receipt of certain regulatory approvals described in the Purchase Agreement, Fair Enterprise sold the Purchased Shares to MID for 707,725 newly issued Class A Subordinate Voting Shares of MID ("MID Class A Shares") and U.S. $3,292,168.41 in cash, with the result that MID beneficially owned 66,510,899 MECA Shares (including 58,466,056 MECA Shares issuable upon conversion of MECB Shares held by MID and 1346457 its wholly owned subsidiary, the "MID Purchase"). In connection with MID's decision not to proceed with its offer to acquire all the outstanding MECA Shares not currently owned, directly or indirectly by it, as described in more detail in Item 4 below, pursuant to the terms of the Purchase Agreement, Fair Enterprise had the right to repurchase from MID the Purchased Shares for 707,725 MID Class A Shares and U.S.$3,292,168.41 in cash, the same consideration in the MID Purchase (the "Repurchase Consideration"). On September 16, 2004, Fair Enterprises exercised this right and repurchased the Purchased Shares.


Item 4.  Purpose of Transaction.

On September 16, 2004, MID issued a press release announcing its decision not to proceed with its offer to acquire all of the outstanding MECA Shares not currently owned, directly or indirectly, by it (the "Withdrawal"). A copy of the press release announcing the Withdrawal is attached hereto as Exhibit B which is incorporated herein by reference. The description herein of the Withdrawal and the matters contemplated thereby is qualified in its entirety by reference to the aforementioned press release.

Frank Stronach (in his capacity as Chairman of the Board of the Company or otherwise), the Stronach Trust, 445327, Bergenie, Fair Enterprise, MID and/or 1346457 may, from time to time, communicate with the Company's management, directors, shareholders and other interested parties regarding matters of mutual interest, including strategies designed to increase the value of the MECA Shares. The reporting persons may from time to time acquire or dispose of additional MECA Shares in the open market, in privately negotiated transactions or otherwise, subject to applicable law. The reporting persons will continue to review their relationship with the Company and consider other transactions with the Company.

Except as indicated in this statement, the reporting persons currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) Frank Stronach is the beneficial owner of 1,000,000 MECA Shares constituting the Option Shares.

     Frank Stronach acts as one of four trustees of the Stronach Trust. The remaining trustees of the Stronach Trust are members of Mr. Stronach's family. Mr. Stronach is entitled to appoint additional trustees and to remove trustees. Determinations by the Stronach Trust are made by a majority of the trustees, which majority must include Mr. Stronach.

CUSIP NO. 559211 10 7                   13D                        Page 11 of 15

     The Stronach Trust owns all the outstanding shares of 445327, of which Mr. Stronach is the sole director. 445327 holds (i) 363,414 MID Class B Shares, such shares representing approximately 56.5% of the total votes carried by the MID Class A Shares and MID Class B Shares, and (ii) 726,829 Magna Class B Shares, such shares representing approximately 56.5% of the total votes carried by the Magna Class A Shares and Magna Class B Shares. MID beneficially owns 62,828,384 MECA Shares (including 53,253,145 MECA Shares issuable upon conversion of MECB Shares held by MID and 5,212,911 MECA Shares owned by 1346457), representing approximately 96% of the total votes carried by the MECA Shares and MECB Shares. 865714 Ontario Inc. ("865714") holds 18,348 MECA Shares acquired pursuant to the MEC Distribution and the Share Exchanges, with respect to which MECA Shares Magna exercises dispositive power pursuant to a unanimous shareholder agreement. The filing of this statement shall not be construed as an admission that Mr. Stronach beneficially owns any MECA Shares that are or may be deemed to be beneficially owned by the Stronach Trust, 445327, MID, 1346457, Magna or 865714. Without limitation of the foregoing, Mr. Stronach disclaims beneficial ownership of such MECA Shares for purposes other than U.S. securities law purposes.

     Frank Stronach acts as one of the three trustees of the Employees Deferred Profit Sharing Plan (US) (the "US DPSP") of Magna, which holds 206,428 MECA Shares. The filing of this statement shall not be construed as an admission that Mr. Stronach beneficially owns any MECA Shares held by the US DPSP. Without limitation of the foregoing, Mr. Stronach disclaims beneficial ownership of such MECA Shares for purposes other than U.S. securities law purposes.

     The Canada Trust Company is the trustee of the Magna Deferred Profit Sharing Plan (Canada) (the "Canadian DPSP"), which holds 440,862 MECA Shares. The Canada Trust Company has the power to vote the MECA Shares held by the Canadian DPSP. However, as Chairman of Magna, Mr. Stronach has the right to direct The Canada Trust Company with respect to the voting and disposition of the MECA Shares held by the Canadian DPSP. The filing of this statement shall not be construed as an admission that Mr. Stronach beneficially owns any MECA Shares held by the Canadian DPSP. Without limitation of the foregoing, Mr. Stronach disclaims beneficial ownership of such MECA Shares for purposes other than U.S. securities law purposes.

     Bergenie owns all of the outstanding shares of capital stock of Fair Enterprise. Bergenie and Fair Enterprise may each be deemed to beneficially own the Purchased Shares.

     Frank Stronach and Bergenie may be deemed to constitute a group with respect to the acquisition, holding, voting and dispostion of the Purchased Shares by Fair Enterprise. As a consequence, Mr. Stronach may be deemed to be the beneficial owner of the Purchased Shares and Bergenie may be deemed to be the beneficial owner of all MECA Shares that are or may be deemed to be beneficially owned by Mr. Stronach. The filing of this statement shall not be construed as an admission that either Mr. Stronach or Bergenie beneficially owns any MECA Shares the beneficial ownership of which is attributed to him or it on the basis of the existence of such a group. Without limitation of the foregoing, Mr. Stronach disclaims beneficial ownership of such MECA Shares for purposes other than U.S. securities law purposes.

CUSIP NO. 559211 10 7                   13D                        Page 12 of 15

     Assuming the beneficial ownership of all MECA Shares of which Mr. Stronach may be deemed to have beneficial ownership, (i) each of Frank Stronach and Bergenie is the beneficial owner of 68,176,537 MECA Shares (including the MECA Shares issuable upon conversion of the MECB Shares beneficially owned by MID and upon exercise of the Option and the MECA Shares acquired in the Fair Enterprise Purchase Right), representing 62.9% of the MECA Shares (determined in accordance with Rule 13d-3), (ii) Fair Enterprise is the beneficial owner of 3,682,515 MECA Shares, representing 7.5% of the MECA Shares (determined in accordance with Rule 13d-3) (iii) each of the Stronach Trust and 445327 is the beneficial owner of 62,846,732 MECA Shares (including the MECA Shares issuable upon conversion of the MECB Shares beneficially owned by MID and after giving effect to the exercise of the Fair Enterprise Purchase Right), representing 58.5% of the MECA Shares (determined in accordance with Rule 13d-3), (iv) MID is the beneficial owner of 62,828,384 MECA Shares (including the MECA Shares issuable upon conversion of the MECB Shares beneficially owned by MID and after giving effect to the exercise of the Fair Enterprise Purchase Right), representing 58.5% of the MECA Shares (determined in accordance with Rule 13d-3) and (v) 1346457 is the beneficial owner of 5,212,911 MECA Shares, representing 4.9% of the MECA Shares (determined in accordance with Rule 13d-3).

(b) Frank Stronach and Bergenie may be deemed to share voting and dispositive power with respect to the Purchased Shares. Frank Stronach, the Stronach Trust, 445327, Fair Enterprise, MID and 1346457 may be deemed to have sole voting and dispositive power with respect to all other MECA Shares that are or may be deemed to be beneficially owned by such reporting persons.

(c) Except for the purchase of MECA Shares by MID from Fair Enterprise on July 12, 2004 pursuant to the Purchase Agreement and the repurchase of such shares by Fair Enterpirse, during the sixty days preceding the filing of this statement none of the reporting persons acquired or disposed of any securities of the Company.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Fair Enterprise Purchase Right provided a right of repurchase under the Purchase Agreement with respect to the Purchased Shares, which right became exercisable upon the public announcement of the Withdrawal. The description herein of the Purchase Agreement and the matters contemplated thereby is qualified in its entirety by reference to the Purchase Agreement.

Item 7.  Material to be Filed as Exhibits

Exhibit A       Copy of an agreement among the reporting persons to file this statement on Schedule 13D/A on behalf of each of them.

Exhibit B       Press Release of MI Developments Inc. dated as of September 16,
                2004.

CUSIP NO. 559211 10 7                   13D                        Page 13 of 15

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 20, 2004
                                       /s/ Frank Stronach
                                       -----------------------------------------
                                       Frank Stronach


                                       STRONACH TRUST

                                       By: /s/ Frank Stronach
                                           -------------------------------------
                                           Name: Frank Stronach
                                           Title: Trustee


                                       445327 ONTARIO LIMITED

                                       By: /s/ Frank Stronach
                                           -------------------------------------
                                           Name:   Frank Stronach
                                           Title: President


                                       BERGENIE ANSTALT

                                       By: Prasidial Management Anstalt
                                           Director of Bergenie Anstalt


                                       By: /s/ Dr. Alexander Lins
                                           -------------------------------------
                                           Name:   Dr. Alexander Lins
                                           Title:  Director of Prasidial
                                                   Management Anstalt


                                       By: /s/ Dr. Carolyn Intemann
                                           -------------------------------------
                                           Name:   Dr. Carolyn Intemann
                                           Title:  Director of Prasidial
                                                   Management Anstalt


                                       FAIR ENTERPRISE LIMITED


                                       By:  /s/ George Loraine
                                           -------------------------------------
                                           Name:  George Loraine
                                           Title: Director

                                       By:  /s/ Jennifer Le Chevalier
                                           -------------------------------------
                                           Name:  Jennifer Le Chevalier
                                           Title: Director

CUSIP NO. 559211 10 7                   13D                        Page 14 of 15


                                       MI DEVELOPMENTS INC.


                                       By: /s/ Edward C. Hannah
                                           -------------------------------------
                                           Name:   Edward C. Hannah
                                           Title:  Executive Vice President,
                                                   Corporate Development,
                                                   Secretary and General Counsel


                                       1346457 ONTARIO INC.


                                       By: /s/ Edward C. Hannah
                                           -------------------------------------
                                           Name:   Edward C. Hannah
                                           Title:  Executive Vice President and
                                                   Secretary

CUSIP NO. 559211 10 7                  13D                         Page 15 of 15


                               Index To Exhibits

Exhibit          Description
-------          -----------

A                Copy of an agreement among the reporting persons
                 to file this statement on Schedule 13D/A on
                 behalf of each of them.
B                Press Release of MI Developments Inc. dated September 16, 2004.

                                                                       Exhibit A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree jointly to prepare and file with regulatory authorities a statement on Schedule 13D/A and any future amendments to the Statement (as defined therein) reporting each of the undersigned's ownership of shares of Magna Entertainment Corp.'s Class A Subordinate Voting Stock, par value $0.01 per share, and hereby affirm that such statement on Schedule 13D/A is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  September 20, 2004
                                       /s/ Frank Stronach
                                       -----------------------------------------
                                       Frank Stronach


                                       STRONACH TRUST

                                       By: /s/ Frank Stronach
                                           -------------------------------------
                                           Name: Frank Stronach
                                           Title: Trustee


                                       445327 ONTARIO LIMITED

                                       By: /s/ Frank Stronach
                                           -------------------------------------
                                           Name:   Frank Stronach
                                           Title: President


                                       BERGENIE ANSTALT

                                       By: Prasidial Management Anstalt
                                           Director of Bergenie Anstalt


                                       By: /s/ Dr. Alexander Lins
                                           -------------------------------------
                                           Name:   Dr. Alexander Lins
                                           Title:  Director of Prasidial
                                                   Management Anstalt


                                       By: /s/ Dr. Carolyn Intemann
                                           -------------------------------------
                                           Name:   Dr. Carolyn Intemann
                                           Title:  Director of Prasidial
                                                   Management Anstalt

                                       FAIR ENTERPRISE LIMITED


                                       By:  /s/ George Loraine
                                           -------------------------------------
                                           Name:  George Loraine
                                           Title: Director

                                       By:  /s/ Jennifer Le Chevalier
                                           -------------------------------------
                                           Name:  Jennifer Le Chevalier
                                           Title: Director


                                       MI DEVELOPMENTS INC.


                                       By: /s/ Edward C. Hannah
                                           -------------------------------------
                                           Name:   Edward C. Hannah
                                           Title:  Executive Vice President,
                                                   Corporate Development,
                                                   Secretary and General Counsel


                                       1346457 ONTARIO INC.


                                       By: /s/ Edward C. Hannah
                                           -------------------------------------
                                           Name:   Edward C. Hannah
                                           Title:  Executive Vice President and
                                                   Secretary

                                                                     Exhibit B

[COMPANY LOGO]                                            MI Developments Inc.

                                                               455 Magna Drive
                                                       Aurora, Ontario L4G 7A9
                                                            Tel (905) 713-6322
                                                            Fax (905) 713-6332




                                 PRESS RELEASE


              MI DEVELOPMENTS ANNOUNCES IT WILL NOT PROCEED WITH
              --------------------------------------------------

                   OFFER TO TAKE MAGNA ENTERTAINMENT PRIVATE
                   -----------------------------------------

September 16, 2004, Aurora, Ontario, Canada - MI Developments Inc. (TSX:
MIM.A, MIM.B; NYSE: MIM) ("MID") today announced it will not be proceeding with its intention as previously stated in a press release issued on July 13, 2004, to make an offer to acquire all of the outstanding shares of Class A Subordinate Voting Stock of Magna Entertainment Corp. (TSX: MEC.A; NASDAQ:
MECA) ("MEC") not currently owned by MID.

The decision not to proceed with the intended offer was made today by MID's Board of Directors, based upon a joint recommendation from MID's Special Committee of Independent Directors and MID's senior management team. This Special Committee continues to review MID's relationship with MEC and may consider other potential transactions with MEC which are in the best interests of MID and all of its shareholders.

John Simonetti, Chief Executive Officer of MID stated: "We have heard the concerns of certain of our shareholders about acquiring the rest of MEC. Also, we recognize that certain MEC shareholders believed that the intended offer price undervalued the potential growth opportunities that exist for MEC. While MID has decided not to proceed with the intended offer, we believe that the opportunities for growth within MEC remain very significant. MEC comprises a significant portion of MID's overall market capitalization. As holder of a 59% equity interest in MEC, MID has a strong and vested interest in seeing that MEC is successful in realizing these opportunities. We also believe that MEC provides MID with potential opportunities to grow and diversify our real estate portfolio. As such, MID is evaluating participating in the development of MEC's underutilized lands and certain of its racing assets and slot/video lottery terminal opportunities directly through our real estate leasing and development business. When this evaluation is completed, MID will communicate additional information to its shareholders."

MID also announced that William Sutton has resigned from MID's Board of Directors for personal and family reasons. In his place, Thomas (Tom) Hodgson has been appointed today to the Board of Directors of MID. Mr. Hodgson is currently President, Strategic Analysis Corporation and prior to that has held senior positions with Canadian financial institutions and U.K. companies since 1979.

MID further announced that Doug R. Tatters has been appointed today as the Executive Vice-President and Chief Financial Officer of MID. Mr. Tatters joined Magna International Inc. in February 1996 and held a variety of positions, including Controller. Prior to today's appointment, Mr. Tatters has been Vice-President and Controller of MEC since March 2001.

On July 12, 2004, MID purchased 3,682,515 shares of MEC Class A stock from Fair Enterprise Limited, a company controlled by Frank Stronach (the Chairman of MID and MEC and a controlling shareholder of MID) and by members of the Stronach family, for US$0.89 and approximately 0.1922 of an MID Class A Subordinate Voting Share per share of MEC Class A stock. The purpose of the Fair Enterprise transaction was to ensure that Fair Enterprise would not derive any benefit from the MEC going private transaction. Given that the MEC going private transaction is not proceeding, and as previously indicated by Fair Enterprise in a letter delivered to the Ontario Securities Commission, Fair Enterprise will be exercising its option to repurchase these 3,682,515 shares of MEC Class A stock from MID at the same price paid by MID to Fair Enterprise. As a result, MID's ownership of MEC will revert to its ownership position prior to the July 12, 2004 Fair Enterprise transaction.

Following the repurchase by Fair Enterprise, MID will own all of the MEC Class B stock and approximately 9% of the outstanding MEC Class A stock, representing in the aggregate, approximately 96% of the votes attached to MEC's outstanding securities and an approximately 59% equity interest in MEC.

About MID

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of its income-producing properties are under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in MEC, North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

For further information about this press release, please contact John Simonetti at 905-726-7619.

Forward-Looking Statements

The contents of this press release may contain "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding MID's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. In this press release we use words such as "may", "would", "could", "will", "likely, "believe", "expect", "anticipate", "intend", "plan", "forecast", "project", "estimate" and similar words to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID's control. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

                                  Schedule A


                             FAIR ENTERPRISE LIMITED





Director of Fair Enterprise    Present Principal Occupation
  Limited                      (and Principal Business
Name and Business Address      of Organization)                   Citizenship

George Loraine                 Director of EFG Reads Trustees,
c/o EFG Reads Trust Company    Limited, a financial services
  Limited                      provider                              British
P.O. Box 641,
No. 1 Seaton Place
St. Helier, Jersey JE4 8YJ
----------------------------- ----------------------------------  --------------

Jean Paul Le Cocq              Director of EFG Reads Trustees,
c/o EFG Reads Trust Company    Limited, a financial services
  Limited                      provider                              British
P.O. Box 641,
No. 1 Seaton Place
St. Helier, Jersey JE4 8YJ
----------------------------- ----------------------------------  --------------

Jennifer Le Chevalier          Director of EFG Reads Trustees,
c/o EFG Reads Trust Company    Limited, a financial services
  Limited                      provider                              Irish
P.O. Box 641,
No. 1 Seaton Place
St. Helier, Jersey JE4 8YJ
----------------------------- ----------------------------------  --------------

Paul Weir                      Director of EFG Reads Trustees,
c/o EFG Reads Trust Company    Limited, a financial services
  Limited                      provider                              British
P.O. Box 641,
No. 1 Seaton Place
St. Helier, Jersey JE4 8YJ
----------------------------- ----------------------------------  --------------

Julie Hodge                    Director of EFG Reads Trustees,
c/o EFG Reads Trust Company    Limited, a financial services
  Limited                      provider                              British
P.O. Box 641,
No. 1 Seaton Place4
St. Helier, Jersey JE4 8YJ
----------------------------- ----------------------------------  --------------